UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Norwegian Cruise Line Holdings Ltd. – File No. 001-35784
NCL Corporation Ltd. – File No. 333-128780

CF# 36008

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Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 27, 2018.

Based on representations by Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through January 31, 2028
Exhibit 10.24	through October 10, 2021
Exhibit 10.35	through February 27, 2028
Exhibit 10.37	through February 27, 2028
Exhibit 10.39	through February 27, 2028
Exhibit 10.41	through February 27, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary